CareAdvantage, Inc.

                                  July 26, 2005

Cicely D. Luckey, Branch Chief
Kelly McCusker, Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

                           CareAdvantage, Inc. -     Form 10KSB for FY 12/31/04
                                                     Form 10QSB for FY 3/31/05
                                                     File No. 0-26168

Dear Ms. Luckey and Ms. McCusker:

         On behalf of CareAdvantage, Inc. (the "Company), I am responding to your comment letter dated July 12, 2005. For your convenience, the Staff's comments on the Company's Form 10-KSB for the fiscal year ended December 31, 2004 are set forth in full below:

COMMENT:

      Note B - Summary of Significant Accounting Policies [2] Revenue Recognition, page F8

      1. We note that your Consolidated Statement of Operations contain "net service revenue", which includes fee for services, per member per month or a combination of both. Tell us what net amounts are included in your net service revenue, and your basis in GAAP for netting certain costs against revenue. In addition, please advise us how you account for revenues derived from the license of RPNavigator.

RESPONSE:

            "Net service revenue" includes solely gross revenues received from the Company's customers; no amounts are used to offset these gross revenues. The term "Net service revenue" applies more appropriately to revenues generated during the period prior to January 1, 2003 when the Company was providing services to Horizon Blue Cross Blue Shield of New Jersey ("Horizon BCBSNJ") and others. The Company will change the label in future filings.

            With respect to RPNavigator license fees, all of the Company's customers licensing RPNavigator are required as part of their agreements with the Company to receive consulting services from the Company. These consulting services consist mainly of analysis of the output from RPNavigator. All contracts provide for licensing RPNavigator and consulting services at a fixed monthly fee, a per member per month fee, or a combination of both. The Company

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earns the revenue from both services on a monthly basis and recognizes revenue from both services on a monthly basis at either a fixed monthly fee, a per member per month fee or a combination of both.

COMMENT:

      Note E - Stockholder's Equity [3] Settlement with Horizon BCBSNJ, page
F-13

      2. We note that you entered into a Settlement Agreement with Horizon BCBSNJ and received cash and a return of 53,394,820 shares of your common stock in settlement. Tell us how you ascribed a value of $262,000 to these shares as fair market value considering that on October 1, 2004, the fair market value was $0.01 per common share. Also, tell us what the receivable of $762,000 recorded in fiscal year 2003 related to.

RESPONSE:

            Prior to January 1, 2003, the Company provided, principally to Horizon BCBSNJ and another Blue Cross Blue Shield organization, certain health care containment services, including utilization review, case management and disease management and independent reviews. After December 31, 2002, Horizon BCBSNJ ceased purchasing the Company's services and the contract was terminated effective January 1, 2003. The receivable balance of $762,000, net of reserves, relates to amounts owed by Horizon BCBSNJ to the Company for services provided prior January 1, 2003. Under the settlement agreement with Horizon BCBSNJ, the Company received $500,000 in cash and a return of 53,394,820 shares of the Company's common stock. As the receivable due from Horizon BCBSNJ, net of reserves, was $762,000 and the Company received $500,000 in cash, a value of $262,000, the remaining net balance of the receivable, was ascribed to the shares received. This value was also based on the trading range of the Company's shares while negotiating the settlement agreement which was $.0075 to $.011. This range would value the surrendered shares between $400,000 and $587,000 and assuming a discount due to the large block of shares, would support a value of $262,000.

COMMENT:

      Note H - Adjustment to Estimated Operating Leases Liability and Write Down of Leasehold Improvements, page F-15

      3. We note that you recorded costs associated with the termination of certain operating leases which includes your lease in Iselin, NJ. Tell us how you complied with paragraph 16 in determining the cease-use date and valuing the liability.

RESPONSE:

            As discussed above, the Company ceased providing services to Horizon BCBSNJ following December 31, 2002, and the contract was terminated effective January 1, 2003. As a result of this loss in business, which accounted for approximately 82% of 2002 revenues, the Company ceased offering these services to other customers. The Company reduced its workforce by over 80% and ceased

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using a significant portion of the office space under an operating lease. In accordance with Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), paragraph 16, a liability shall be recognized when the entity ceases using the right conveyed by a contract. The Company initially recorded the liability for the costs associated with the operating lease when they stopped using a portion of the facilities. SFAS 146 paragraph 16 also states that the fair value of the liability at the cease-use date shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease. The Company followed the model described above and recorded rents to be paid over the remaining term of the lease less an estimate of sublease rentals that could be received based on market conditions at the time.

                                      * * *

      In connection with the above, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the U.S.

      I hope that the above responds fully with your inquiries. If you have further questions, please feel free to contact me at (732) 362-5000.

                                       Yours truly,


                                       /s/ Dennis Mouras
                                       Dennis Mouras,
                                       President and CEO

cc:      Steven Kreit, CPA
         George Neidich, Esq.
         Abba David Poliakoff, Esq.